SIDLEY AUSTIN LLP	BEIJING	LOS ANGELES
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NEW YORK, NY 10019	CHICAGO	SAN FRANCISCO
(212) 839 5300	DALLAS	SHANGHAI
(212) 839 5599 FAX	FRANKFURT	SINGAPORE
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cwhitesides@sidley.com
(212) 839-7316	FOUNDED 1866

July 30, 2008

VIA ELECTRONIC FILING Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Division of Investment Management

Re: Sentinel Group Funds, Inc. Registration Statement on Form N-14 (File No. 333- 152068)

Ladies and Gentlemen:

On behalf of Sentinel Group Funds, Inc., (“Sentinel”) transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933
(the “Securities Act”) and the Investment Company Act of 1940 (the “Investment Company
Act”) is an amendment to the Fund’s registration statement on Form N-14 (the “Registration
Statement”), including the exhibits thereto, which amendment constitutes Pre-Effective
Amendment No. 1 to the Registration Statement under the Securities Act (the “Amendment”).
The Amendment is marked to indicate revisions from the Registration Statement filed with the
Commission on July 1, 2008.

The comments set forth below were provided by the Commission’s staff to Russell
Morgan of Sentinel via a telephone conference with Kevin Rupert on July 17, 2008, and to Carol
Whitesides of Sidley Austin LLP via a telephone conference with Valerie Lithotomos on July 30,
2008 (the “Comments”). We have discussed the staff’s comments with representatives of the
Fund. The Amendment is being filed in order to incorporate disclosure addressing the staff’s
Comments and to make certain non-material updating revisions. Unless otherwise indicated, defined terms used herein have the meaning set forth in the proxy statement/prospectus contained within the Amendment.

1. Comment: Mr. Rupert requested that Sentinel provide the following acknowledgement: “We hereby acknowledge that:

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

NY1 6695819v.3

Securities and Exchange Commission July 30, 2008 Page 2

1. Should the Commission, or the staff of the Commission (the “Staff”) acting pursuant to delegated authority, declare this filing effective, it does not foreclose the
Commission from taking any action with regard to the filing;

2. The action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the above-captioned Registration Statement effective, does not relieve the
Fund from its responsibility for the adequacy and accuracy of the disclosure in this filing;
and

3. The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.”

Response: The requested acknowledgment from Sentinel is attached to this letter.

2. Comment: Mr. Rupert requested that Sentinel modify the Registration Statement to disclose (i) that a separate vote of the Class A shares of the High Yield Bond Fund is required to approve the reorganization (the “Reorganization”) of High Yield Bond Fund
with and into Conservative Allocation Fund, also a series of Sentinel, and (ii) what will occur if the required vote of the Class A shares or the required vote of the shareholders voting together is not obtained.

Response: The Registration Statement has been modified as requested. The section entitled “Voting Matters – Voting Rights and Required Vote” now
indicates that a vote of the Class A shares of the High Yield Bond Fund is required to approve the Reorganization and that if the shareholders (including the
Class A shareholders voting separately) fail to approve the Reorganization, the
Reorganization will not occur. We also added related disclosure in the Questions and Answers section of the Registration Statement.

3. Comment: Mr. Rupert requested that Sentinel modify the third undertaking in Part C of the Registration Statement to state that the tax opinion relating to the Reorganization will be filed reasonably promptly after the closing of the Reorganization.

Response: The third undertaking in Part C of the Registration Statement has been modified to state: “The undersigned Registrant agrees to file, by post-
effective amendment, an opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after the closing of the
Reorganization.”

Securities and Exchange Commission July 30, 2008 Page 3

4. Comment: Mr. Rupert requested that a new power of attorney be executed specifically for the Registration Statement.

Response: The signature page of the Amendment has been manually executed and includes a power of attorney for future amendments (including post-effective amendments) to the Registration Statement.

5. Comment: Mr. Rupert requested that Sentinel represent that the Conservative Allocation
Fund valuation procedures with respect to securities that are acquired from the Fund in the Reorganization will be the same as the valuation procedures of the Fund.

Response: The requested representation is included in the attached letter from Sentinel.

6. Comment: Mr. Rupert requested that Sentinel provide the staff with a written analysis of the determination that Conservative Allocation Fund is the appropriate survivor fund for accounting purposes after the reorganization.

Response: We have attached the requested analysis in Exhibit A to this letter.
The analysis is based on the factors outlined by the Commission in its no-action letter to North American Security Trust, dated August 5, 1994 (the “NAST
Letter”)

The NAST Letter states that, in determining the accounting survivor in a business combination involving investment companies, funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. In making this determination, the NAST Letter indicates funds should compare the following factors: (i) the funds’ investment advisers; (ii) the funds’ investment objectives, policies and restrictions; (iii) the funds’ expense structures and expense ratios;
(iv) the funds’ asset size; and (v) the funds’ portfolio composition.

It is submitted that a comparison of these factors, set forth in Exhibit A, with respect to High Yield Bond Fund, Conservative Allocation Fund and the
combined fund resulting from the reorganization (the “Survivor Fund”), demonstrates that the attributes of the Survivor Fund will most closely resemble those of Conservative Allocation Fund.

Based on the factors outlined in the NAST Letter, it is submitted that the attributes of the Survivor Fund most closely resemble the attributes of

Securities and Exchange Commission July 30, 2008 Page 4

Conservative Allocation Fund in the Reorganization and, therefore, that Conservative Allocation Fund is the appropriate Survivor Fund.

7. Comment: Mr. Rupert requested that the Registration Statement be modified to state that Conservative Allocation Fund is the accounting survivor of the Reorganization.

Response: The following disclosure has been added under the heading “Synopsis
ReorganizationBackground”in the proxy statement/prospectus included in the Registration Statement: “Because the fund resulting from the Reorganization will most closely resemble Conservative Allocation Fund, Conservative
Allocation Fund will be the accounting survivor of the Reorganization. As such, the fund resulting from the Reorganization will assume the performance history of
Conservative Allocation Fund at the closing of the Reorganization.”

8. Comment: Ms. Lithotomos requested that the Registration Statement be modified to include that the board of directors determined that interests of the shareholders of
Conservative Allocation Fund will not be diluted as a result of the Reorganization.

Response: As discussed with Ms. Lithotomos, we believe that the requested disclosure is addressed in the proxy statement prospectus included in Registration
Statement in the section entitled “Synopsis TheReorganizationBoard
Recommendation,” and in the second paragraph under “Reasons for the
Reorganization,” so we have not modified the disclosure.

9. Comment: Ms. Lithotomos requested that the Registration Statement be modified to indicate that current income for the Conservative Allocation Fund would probably be lower than for the High Yield Bond Fund.

Response: The following language has been added under “Comparison of
Principal Investment Objectives, Strategies and Policies Primary Differences”:
“Because the High Yield Bond Fund invests primarily in high yield, lower rated bonds, while the Conservative Allocation Fund also makes substantial investments in common stocks and investment grade bonds, which generally provide less current income than high yield, lower rated bonds, it is expected that the current yield of the Conservative Allocation Fund after the Reorganization would be substantially less than the current yield of the High Yield Bond Fund prior to the Reorganization. As of July 29, 2008, the SEC yield at offering price of the Class A shares of the High Yield Bond Fund was 7.05%, while the SEC yield at offering price of the Class A shares of the Conservative Allocation Fund was 3.57% .”

Securities and Exchange Commission July 30, 2008 Page 5

10. Comment: Ms. Lithotomos requested that the disclosure in the four paragraphs immediately prior to the table of contents not be in “all caps.”

Response: The requested change has been made to the Registration Statement.

11. Comment: Ms. Lithotomos requested that the format of the fee tables be modified to provide an easier comparison of the fees of the same class of each of the High Yield
Bond Fund, the Conservative Allocation Fund and the Pro Forma Combined Fund.

Response: The fee tables have been modified as requested.

12. Comment: Ms. Lithotomos requested that we add a footnote explaining the nature of the “Maximum Account Fee” referenced in the first fee table.

Response: Disclosure has been added in a footnote to the fee table.

13. Comment: Ms. Lithotomos requested that the 2% excessive trading fee disclosed in footnote 2 to the fee tables also be disclosed in the “Comparison of Purchase,
Redemption and Exchange Policies and Procedures ExcessiveTradingPolicy”section of the proxy statement/prospectus included in the Registration Statement.

Response: The requested disclosure has been added to the section entitled “Comparison of Purchase, Redemption and Exchange Policies and Procedures Excessive Trading Policy.”

14. Comment: Ms. Lithotomos requested information regarding the advisory fee rate for Conservative Allocation Fund for the prior year.

Response: As discussed with Ms. Lithotomos, the requested disclosure is included on page 4 of the proxy statement/prospectus included in the Registration
Statement, so no additional disclosure has been added.

15. Comment: Ms. Lithotomos requested that the information required in the Capitalization table on page 23 of the proxy statement/prospectus included in the Registration Statement be included.

Response: The requested disclosure has been included in the Amendment.

We believe that the Fund’s intended changes as reflected in the Amendment are responsive to the staff’s comments. It is expected that the Registration Statement will automatically become effective on July 31, 2008 pursuant to Rule 488 under the Securities Act.

Securities and Exchange Commission July 30, 2008 Page 6

Please direct any further communications relating to these filings to John A. MacKinnon at (212) 839-5534 or the undersigned at (212) 839-7316.

Best regards, /s/ Carol J. Whitesides Carol J. Whitesides

cc:	Valerie Lithotomos
Kevin Rupert
Russ Morgan

Exhibit A High Yield Bond Fund Conservative Allocation Fund Accounting Survivor Analysis

As a general rule of thumb, the accounting survivor of a reorganization (“Survivor”) should be the fund that the surviving fund looks most like. When making this determination, the following factors are typically weighed:

1. Portfolio Management. The investment advisor of both Funds is the same, so this factor is neutral. Although
Dan Gass is a manager on both Funds, the additional co-managers on the Conservative Allocation Fund will continue to manage the Fund post-transaction. So, this factor weighs in favor of the Conservative Allocation
Fund as Survivor.

2. Portfolio Composition. Each Fund is expected to contribute to about 50% of the Conservative Allocation
Fund’s portfolio at the time of the transaction. However, the combined portfolio will have significant assets invested in investment-grade bonds and equity securities, which is more consistent with the Conservative
Allocation Fund than the High Yield Bond Fund. Therefore, this factor weighs in favor of the Conservative
Allocation Fund as Survivor.

3. Investment Objectives, Strategies, Restrictions. Both Funds seeks high current income, but the High Yield
Bond Fund also seek total return while the Conservative Allocation Fund also seeks long-term capital appreciation. The Conservative Allocation Fund has a component of high yield bonds as a principal investment strategy, but also invest significant amounts of its portfolio in investment-grade bonds and equity securities.
Because the Sentinel Conservative Allocation Fund’s investment objectives, strategies and restrictions will remain in place following the reorganization, this factor weighs in favor of the Sentinel Conservative Allocation
Fund as Survivor.

4. Expense Structures and Expense Ratios. The Conservative Allocation Fund has a maximum advisory fee of
0.55%, while the High Yield Bond Fund has a maximum advisory fee of 0.70% . The Conservative Allocation
Fund has a higher maximum Rule 12b-1 fee on its Class A shares than the High Yield Bond Fund. Because the
Conservative Allocation Fund will retain its current expense arrangements, this factor weighs in favor of the
Conservative Allocation Fund as Survivor.

5. Asset Size. The following table shows the Fund’s approximate net assets as of
January 31, 2008.

Fund	Assets
Sentinel High Yield Bond Fund	$57,803,000
Sentinel Conservative Allocation Fund	$57,448,000
Pro Forma – Sentinel Conservative Allocation Fund	$115,251,000

Because the Funds are approximately the same size, this factor is neutral.

6. Age of Fund. The High Yield Bond Fund began operations in 1997. The Conservative Allocation Fund began operations in 2003. Because the High Yield Bond Fund is significantly older than the Conservative Allocation
Fund, this factor weighs in favor of the High Yield Bond Fund as Survivor.

7. Fund Governance. Because both Funds have the same Board of Directors, officers, Bylaws and Articles of
Incorporation, this factor is neutral.

We believe an analysis of the factors overall weighs in favor of the Sentinel Conservative Allocation Fund as
Survivor of the reorganization.

SENTINEL GROUP FUNDS, INC. National Life Drive Montpelier, Vermont 05604

July 30, 2008

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Division of Investment Management

Re:	Sentinel Group Funds, Inc. Registration Statement on Form N-14 (File No.: 333-152068)

Ladies and Gentlemen: We hereby acknowledge that:

1. Should the Securities and Exchange Commission (the “Commission”), or the staff of the
Commission (the “Staff”) acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2. The action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the above-captioned Registration Statement effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3. The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, we represent that the valuation procedures for Sentinel Conservative Allocation Fund and Sentinel High Yield Bond Fund, both series of Sentinel Group Funds, Inc. are identical, therefore, the valuation procedures with respect to securities that are acquired by Sentinel Conservative Allocation Fund from the Sentinel High Yield Bond Fund in the Reorganization will be the same immediately after the
Reorganization as the valuation procedures of those securities of Sentinel High Yield Bond Fund immediately prior to the Reorganization.

Very truly yours, SENTINEL GROUP FUNDS, INC.

By: /s/ Lindsay E. Staples Name: Lindsay E. Staples Title: Assistant Secretary